UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.

(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3E8

Tel: (604) 895-2700

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated June 25, 2025 re: Notice of Second Quarter Results Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

WEST FRASER TIMBER CO. LTD.

/s/ Christopher A. Virostek
Christopher A. Virostek
Senior Vice-President, Finance and Chief Financial Officer